SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

DSP Group, Inc.

(Name of Issuer)

Common Stock, $.001 per share

(Title of Class of Securities)

23332B106

(CUSIP NUMBER)

Brett Hendrickson

2305 Cedar Springs Rd., Suite 420

Dallas, TX 75201

(972) 590-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind

Akin, Gump, Strauss, Hauer & Feld, L.L.P.

1700 Pacific Avenue, Suite 4100

Dallas, Texas 75201-4618

(214) 969-2800

May 10, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☒.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 23332B106	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nokomis Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,381,687
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,381,687
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,381,687
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON* IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 23332B106	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brett Hendrickson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,381,687
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,381,687
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,381,687
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

This Schedule 13D (this “Schedule 13D”) is being filed on behalf of Nokomis Capital, L.L.C., a Texas limited liability company (“Nokomis Capital”), and Mr. Brett Hendrickson, the principal of Nokomis Capital, relating to Common Stock, $.001 per share (the “Common Stock”), of DSP Group, Inc., a Delaware corporation (the “Issuer”).

This Schedule 13D relates to Common Stock of the Issuer purchased by Nokomis Capital through the accounts of certain private funds and managed accounts (collectively, the “Nokomis Accounts”). Nokomis Capital serves as the investment adviser to the Nokomis Accounts and may direct the vote and dispose of the 1,381,687 shares of Common Stock held by the Nokomis Accounts. As the principal of Nokomis Capital, Mr. Hendrickson may direct the vote and disposition of the 1,381,687 shares of Common Stock held by the Nokomis Accounts.

The Common Stock held by the Reporting Persons (as defined below) reported on this Schedule 13D were previously reported on a Schedule 13G filed with the Securities Exchange Commission on April 23, 2013.

Item 1.	Security and Issuer

Securities acquired: Common Stock, $.001 per share (the “Common Stock”).

Issuer: DSP Group, Inc.
2580 North First Street, Suite 460
San Jose, California 95131

Item 2. Identity and Background

(a) This Schedule 13D is jointly filed by Nokomis Capital and Mr. Brett Hendrickson. Because Mr. Hendrickson is the principal of Nokomis Capital (with Mr. Hendrickson and Nokomis Capital hereinafter referred to as the “Reporting Persons”), the Reporting Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all of the shares of Common Stock held by the Nokomis Accounts. The Reporting Persons are filing this Schedule 13D jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

(b) The principal place of business for each of the Reporting Persons is 2305 Cedar Springs Rd., Suite 420, Dallas, TX 75201.

(c) The principal occupation of Mr. Hendrickson is serving as the principal of Nokomis Capital. The principal business of Nokomis Capital is acting as the investment adviser to the Nokomis Accounts.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Nokomis Capital is organized under the laws of the State of Texas. Mr. Hendrickson is a citizen of the United States of America.

Item 3.	Source and Amount of Funds

As of May 10, 2013, the Nokomis Accounts had invested $8,338,363.08 (inclusive of brokerage commissions) in the Common Stock of the Issuer. The source of these funds was the working capital of the Nokomis Accounts.

Item 4.	Purpose of the Transaction

The Reporting Persons purchased the Common Stock for the Nokomis Accounts based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although the Reporting Persons have no specific plan or proposal to acquire or dispose of the Common Stock, consistent with their investment purpose, the Reporting Persons at any time and from time to time may acquire additional shares of Common Stock or dispose of any or all of their shares of Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

The purpose of the acquisition of the Common Stock was for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives or regulators of the Issuer regarding the Issuer, including, but not limited to, its operations. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by persons of additional shares of Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer and/or changes in the board of directors or management of the Issuer.

Specifically, on May 14, 2013, the Reporting Persons released the press release attached as Exhibit 99.2 to this Schedule 13D relating to the Issuer’s annual shareholder’s meeting and the Reporting Persons intended vote at such meeting.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 22,001,181 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of May 3, 2013, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 10, 2013.

Nokomis Capital, as the investment adviser of the Nokomis Accounts, may be deemed to beneficially own the 1,381,687 shares of Common Stock held by the Nokomis Accounts, representing approximately 6.3% of the issued and outstanding shares of Common Stock of the Issuer.

In addition, Mr. Hendrickson, as principal of Nokomis Capital, the investment adviser of the Nokomis Accounts, may also be deemed to beneficially own the 1,381,687 shares of Common Stock beneficially owned by the Nokomis Accounts, representing approximately 6.3% of the issued and outstanding shares of Common Stock of the Issuer.

Nokomis Capital and Mr. Hendrickson disclaim beneficial ownership of the Common Stock held by the Nokomis Accounts except to the extent of their pecuniary interest therein.

(b) Nokomis Capital and Mr. Hendrickson has the shared power to vote and dispose of the Common Stock owned by the Nokomis Accounts reported in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as admission that Nokomis Capital or Mr. Hendrickson is, for the purposes of Section 13(d) or 13(g) of the Act, or otherwise, the beneficial owner of any of the 1,381,687 shares of Common Stock owned by the Nokomis Accounts. Pursuant to Rule 13d-4, Nokomis Capital and Mr. Hendrickson disclaim all such beneficial ownership.

(c) There have been no transactions in the Common Stock of the Issuer during the past sixty (60) days by the Reporting Persons.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 4 are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement by and between Nokomis Capital and Mr. Hendrickson dated May 14, 2013.

Exhibit 99.2	Press Release by Nokomis Capital dated May 14, 2013.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2013

NOKOMIS CAPITAL, L.L.C.

By:	/s/ Brett Hendrickson
Brett Hendrickson
Manager

/s/ Brett Hendrickson
Brett Hendrickson